UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-20837

Medivation, Inc.

(Exact Name of Registrant as specified in its charter)

501 Second Street, Suite 211, San Francisco CA 94107, (415) 543-3470

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Redeemable Class B Unit Purchase Warrant

(Title of each class of securities covered by this Form)

Common Stock, $.01 par value per share

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Medivation, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MEDIVATION, INC.

DATE:	30 Jan. 06	BY:	/s/ C. PATRICK MACHADO
		Name:	C. Patrick Machado
		Title:	Senior Vice President and Chief Financial Officer